September 30, 2002

StockerYale, Inc.
39 Hampshire Road
Salem, New Hampshire 03079

Re: Retention Letter

Dear _____:

You are a highly valuable employee of StockerYale, Inc. StockerYale wishes to retain you as an employee, and is therefore willing to make certain commitments in order to induce you to remain an employee. This letter will confirm the agreement between you and StockerYale (the "Agreement") in that regard. The Agreement is as follows:

Severance. In the event your employment is terminated by StockerYale for other than Cause, or by you for Good Reason, or as a result of Change in Control, as defined below, then, within five (5) days following the termination, StockerYale will make a one-time, lump-sum payment to you equal to twelve months(1) of your then-current base salary.

Withholding. All payments made by StockerYale under this Agreement will be reduced by any tax or other amounts required to be withheld under applicable law.

Benefits. Your medical and/or dental coverage through StockerYale's group medical and dental plans will be continued throughout your severance period. You may then elect to continue your participation in the Plans under COBRA at your own expense.

Assignment. You shall not make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of StockerYale. StockerYale may assign its rights and obligations under this Agreement without your consent. This Agreement shall inure to the benefit of and be binding upon you and StockerYale, and each of our respective successors, executors, administrators, heirs and permitted assigns.

Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision hereof shall be valid and enforceable to the fullest extent permitted by law.

No Employment Contract. This Agreement is not a contract of employment for a specific term, and your employment is "At Will" and may be terminated by StockerYale at any time.

Definitions. For this Agreement, the following definitions apply:
(a) "Cause" for termination means: (i) your commission of an act of fraud or misrepresentation in connection with your employment; or (ii) your conviction of or plea of nolo contendere to a felony or a crime involving moral turpitude.

(b) "Good Reason" means: (i) the failure of StockerYale, without Cause, to continue to employ you in your current position, or a substantially similar position (i.e., one involving no material reduction in your duties, responsibilities or compensation); or (ii) an unconsented-to relocation of your primary place of employment more than 20 miles from your current site of employment.

(c) "Change of Control" occurs when (a) any individual or organization becomes the owner of 50% or more of the Common Stock of StockerYale or (b) an agreement of acquisition, merger, or consolidation is executed by StockerYale, and becomes effective (and such agreement has been approved by the shareholders to the extent required) which contemplates that after the effective date provided in such agreement, all or substantially all of the business or assets of StockerYale shall be owned or otherwise controlled by another individual or organization. In no event shall a change of control of any subsidiary of StockerYale be deemed to cause a Change of Control of StockerYale.

9. Miscellaneous. This Agreement sets forth the entire agreement between you and StockerYale in connection with the subject matter hereof, and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the subject matter hereof. This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and an expressly authorized representative of StockerYale. The headings and captions in this Agreement are for convenience only, and in no way define or describe the scope or content of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without regard to the conflicts of laws principles thereof, and all disputes hereunder shall be adjudicated in the courts of the Commonwealth of Massachusetts, to whose personal jurisdiction you hereby consent.

If the foregoing is acceptable to you, please sign both copies of this letter in the space provided, at which time this letter will take effect as a binding agreement between you and StockerYale on the basis set forth above. Please keep one original for your records and return one original to me.

Very truly yours,

By:
Raymond J. Oglethorpe
Compensation Committee
StockerYale, Inc.

Accepted and Agreed:

Name: _____________________

Date: ______________________

(1)  Mark W. Blodgett's payment would equal twelve months salary; Francis J. O'Brien's payment would equal six months salary; and George A. Fryburg's payment would equal six months salary.

Exhibit 10.16 / STKR	2002 FORM 10-K